

भारतीय स्टेट बँक

भारतीय स्टेट बैंक

State Bank of India

The Securities & Exchange Commission,
Division of C
450, Fifth Str
Washington I
U.S.A.



03029475

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. CO/S&B/VR/2003/ 2427.

दिनांक / तारीख / Date : 16.08.2003

82-4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

AUG 27 2003

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
CHANGE IN REGISTRAR & TRANSFER AGENT OF THE BANK

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/2392 dated 16.08.2003 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

dlw 8/26



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फैक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2003/2392

दिनांक / तारीख / Date : 16.08.2003

Dear Sir,

LISTING AGREEMENT
CHANGE IN REGISTRAR & TRANSFER AGENT OF THE BANK

With further reference to our letter No. CO/S&B/VR/2003/2376 dated 5th August, 2003, we forward herewith three copies of notice being sent to the shareholders of the Bank informing about the change in R&T Agent for the Bank's Shares & Bonds w.e.f 1.10.2003 for your information.

2. Kindly acknowledge receipt.



Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl a.a



हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

STATE BANK OF INDIA

NOTICE

CHANGE OF REGISTRARS & TRANSFER AGENTS

Investors are informed that Bank has appointed M/s Datamatics Financial Software & Services Limited as Bank's Registrars & Transfer Agents for SBI Shares & Bonds with effect from **1st October, 2003** in place of M/s MCS Ltd. (existing RTA). The address of the new RTA is as under:

M/s Datamatics Financial Software & Services Limited.
Unit: State Bank of India
Plot A-16 & 17, MIDC,
Part B, Cross Lane, Marol, Andheri (E),
Mumbai - 400 093
Tel.No. 022-28375519-24
FAX No. 022-28350217

Investors are requested to take note of the change. Future correspondence relating to SBI Shares & Bonds (after 30th September, 2003) may be sent to the new Registrars & Transfer Agents.

State Bank of India
Central Office,
Mumbai - 400 021
Date: 22nd Aug., 2003

ARUN KUMAR
GENERAL MANAGER
(Shares & Bonds)

Item Code No. 6310006 PRINTRITE/F-CC-247/6-8-03/7,00,000 Forms

भारतीय स्टेट बैंक



सूचना

रजिस्ट्रार एवं ट्रांसफर एजेंट में परिवर्तन

निवेशकों को सूचित किया जाता है कि बैंक ने वर्तमान रजिस्ट्रार एवं ट्रांसफर एजेंट मेसर्स एम. सी. एस. लि. के स्थान पर मेसर्स डेटामेटिक्स फाइनैंशल सॉफ्टवेयर एंड सर्विसेस को दिनांक **1 अक्तूबर 2003** से भारतीय स्टेट बैंक के शेयरों एवं बांडो के लिए बैंक के रजिस्ट्रार एवं ट्रांसफर एजेंट के रुप में नियुक्त किया है. नए रजिस्ट्रार एवं ट्रांसफर एजेंट का पता निम्नानुसार है :-

मेसर्स डेटामेटिक्स फाइनैंशल सॉफ्टवेयर एंड सर्विसेस लिमिटेड
युनिट: भारतीय स्टेट बैंक
प्लॉट ए-16 एवं 17, एम. आइ. डी. सी.,
पार्ट बी, क्रोस लेन, मरोल, अंधेरी(पूर्व),
मुंबई - 400093.
टेली. नं. 022-28375519-24
फॅक्स नं. 022-28350217

निवेशकों से अनुरोध है कि वे इस परिवर्तन को नोट करलें और भविष्य में (दिनांक 30 सितम्बर, 2003 के बाद) भारतीय स्टेट बैंक के शेयरों एवं बांडो के बारे में समस्त पत्र-व्यवहार नए रजिस्ट्रार एवं ट्रांसफर एजेंट के साथ करें.

भारतीय स्टेट बैंक
केन्द्रीय कार्यालय,
मुंबई - 400 021
दिनांक: 22.08.2003

अरुण कुमार
महाप्रबंधक
(शेयर एवं बांड)